SCHEDULE A

THIS SCHEDULE A, as amended August 11, 2006, is Schedule A to that certain Amended and Restated Investment Company Services Agreement dated as of June 1, 2004 between PFPC Inc. and Matthews International Funds.

Identification of Funds

Below are Funds to which services under this Agreement are to be performed:

Matthews International Funds

Matthews Asia Pacific Fund
Matthews Asia Pacific Equity Income Fund
Matthews Pacific Tiger Fund
Matthews Asian Growth and Income Fund
Matthews Asian Technology Fund
Matthews China Fund
Matthews India Fund
Matthews Japan Fund
Matthews Korea Fund

Single Class (no-load, no 12b-1, no CDSC, redemption fee of 2% on all redemptions made within 90 days of purchase).

This Schedule A may be amended from time to time by agreement of the parties.